Exhibit 21

Wholly-Owned United States Subsidiaries of the Company:	State of Incorporation
SDI, Inc.	Pennsylvania
Strategic Distribution Canada Holdings, Inc. (wholly-owned subsidiary of SDI, Inc.)	Delaware
American Technical Services Group, Inc.	Delaware
National Technical Services Group, Inc. (wholly-owned subsidiary of American Technical Services Group, Inc.)	Delaware
Strategic Supply, Inc.	Delaware
Coulson Technologies, Inc. (wholly-owned subsidiary of Strategic Supply, Inc.)	Delaware
FastenMaster Corporation, Inc. (wholly-owned subsidiary of Strategic Supply, Inc.)	Delaware
Strategic Distribution (EA) Holdings, Inc.	Delaware
Wholly-Owned Foreign Subsidiaries:	Country
Strategic Distribution Services De Mexico, S. A. De C. V. (subsidiary of the Company)	Mexico
Strategic Distribution Marketing De Mexico, S. A. De C. V. (subsidiary of the Company)	Mexico
Strategic Distribution (Canada) Company (subsidiary of Strategic Distribution Canada Holdings, Inc.)	Canada